Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TriplePulse, Inc.
1401 21st St STE R
Sacramento, CA 95811
https://www.trubrain.com/

Up to $4,999,999.58 in Common Stock at $0.43
Minimum Target Amount: $19,999.73

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TriplePulse, Inc.
Address: 1401 21st St STE R, Sacramento, CA 95811
State of Incorporation: DE
Date Incorporated: November 14, 2012

Terms:

Equity

Offering Minimum: $19,999.73 | 46,511 shares of Common Stock
Offering Maximum: $4,999,999.58 | 11,627,906 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.43
Minimum Investment Amount (per investor): $449.78

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Loyalty Perk

Previous Investors + Family & Friends: 10% bonus shares for investors from all three prior rounds.

Time-Based Perks

Early Bird: Invest any amount within the first 2 weeks and receive 5% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 — $1,000+ Investment: Product Bundle ($250 Value — Nootropic Capsules + Nootropic Drinks + Ketone XL + Nootropic Gummies + + Hydrate XL + Nootropic Pouches) + 10% lifetime discount

Tier 2 — $2,000+ Investment: Wearable Device + Product Bundle + 20% lifetime discount

Tier 3 — $4,000+ Investment: 5% Bonus Shares + Wearable Device + Product Bundle + Merchandise + 30% lifetime discount

Tier 4 — $10,000+ Investment: 10% Bonus Shares + Wearable Device + Investment Product Bundle + Merchandise + Beta test group access + 40% lifetime discount

Tier 5 — $25,000+ Investment: 15% Bonus Shares + Wearable Device + Investment Product Bundle + Merchandise + Beta test group access + Annual CEO call + 50% lifetime discount

Product Bundle Value: Nootropic Drinks ($25 value); Ketone XL ($29 value); Nootropic Gummies ($18 value); Hydrate XL ($15 value); Nootropic Pouches ($15 value); Nootropic Capsules ($149 value); Merchandise Value: $35 value

Wearable Device: Note: The Company is developing a wearable technology product that it currently plans to launch commercially. The timing, specifications, features and commercial availability of the product remain subject to change based on product development, testing, manufacturing, supply chain, regulatory, financing and other considerations, and there can be no assurance as to when, or whether, the product will be commercially launched. The wearable uses technology found in FDA-cleared devices; the TruBrain device itself has not received FDA clearance.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TriplePulse, Inc., doing business as TruBrain, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $43.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

TruBrain (or the "Company") is a leading brand in high function brain food, as we believe the human brain runs best with bioactive nootropics supporting its metabolic process. Our cognitive products include our best-selling drinks, ketones, capsules, powder sticks and coffee topping. The proprietary formulas in these products are part of our IP portfolio.

We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance for high function food, beverage, and nutrition that produce meaningful outcomes for consumers, measured by biomarkers. We have been performing years of R&D to measure biomarkers and expand our product lines and IP portfolio, including venturing into new categories. Aside from superior products, our brand reputation sets us apart, featuring our PhD neuroscientist alumni from The University of California, Los Angeles, quantitative brainwave validation, and our selective and rigorous standards for new product releases.

Our Products

At TruBrain, we put the consumer first in everything we do and invest to ensure long-term valuable relationships where consumers return again for more cognitive products and education. We have built a Company based on this understanding of our consumers' productivity and category behavior, with a focus on building long-term relationships where consumers can make à-la-carte purchases or enroll in a subscription on the TruBrain website and online through Amazon.com. We believe our trusted brand, continued investment into the consumer experience, innovative products, and relentless focus on data have resulted in strong customer relationships with significant lifetime values. Based on our own beta testing, science,

customer feedback, and data, we develop a variety of leading products, including:

TruBrain Drinks, a complete source of nutrients, minerals and nootropics;

TruBrain Capsules, a variety of formulas offering nootropics to fuel the brain;

TruBrain Ketone XL, a revolutionary clean energy drink without sugar or caffeine;

TruBrain Gummies, a complete source of mushrooms, adaptogens, and nootropics;

TruBrain Brud, a coffee pairing so you can be sharp, but not shaky;

TruBrain Clockwise, a natural nudge for declining cellular NAD levels;

TruBrain Powder Sticks, our flagship formula in convenient stick packs.

Brand

Brand will play a significant role in building and improving loyalty, by strengthening the emotional connection with customers and shaping their experience with our products. By investing in building a reliable, credible brand that speaks to the early majority audience, we can position ourselves for long-term category leadership and customer loyalty. While we have been cautious with our spend on brand awareness, we plan to invest more heavily in brand storytelling across all customer touchpoints to improve the emotional piece of the customer experience. Our storytelling effort can be further amplified by cultural and social proof - we have yet to turn on this significant investment as a carrier for the story.

From the beginning, our brand voice and aesthetic focus have set us apart in an industry that in our view needed a fresh, transparent, science backed, premium brand. All TruBrain campaigns are led by our in-house marketing team and creative studio, ensuring consistency across the brand and business. Our brand narrative has expanded beyond emotional and functional storylines, to champion the importance and power of optimal cognition, which we see as a key long-term differentiator. We believe our messaging of "Grab More Life" reinforces our creative and joyful brand while conveying the value of our products, differentiating us from the transaction-driven campaigns of many of our competitors.

Our main focus is to continue to grow our product range and optimize our existing best sellers so that we can increase average order value, repeat customer purchase rate, and gross profit. One of the main ways of addressing these is to enter into new categories which have far larger market sizes than our current offerings. We have honed our operations and capabilities internally in emerging categories, which require a high degree of customer education and support. We plan to leverage these processes, skills, and overall operating capability in larger markets. We expect to take advantage of cross sell opportunities in larger markets such as personalized vitamins, clean energy, cellular aging, and others. We believe that a large and more efficient product matrix coupled with a manufacturing competency will help us finance our growth to lead to higher average order values, conversion from trials to subscribers, and higher repeat customer revenues.

Product Development Process

Our business model relies on the continued growth and success of existing products, as well as the testing of new products. Our product team has been tasked with growing our product range, quality, and margin by engaging directly with customers as the heart of the innovation process. The Company's approach to new product development centers on the lean startup methodology, customer development, financial forecasting, plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage. We do not believe in product development that assumes excessive upfront capital risk or customer demand from the temptation of rushing or skipping a lean and iterative process.

We have a track record of consistently broadening our high-performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs drives our robust product pipeline. We operate in the range that meets our core brand principles of high function, long term safety and sustainability, and customer approachability in product format.

We design and develop our products to provide superior performance and functionality in a variety of environments. Our products are carefully designed and rigorously tested to maximize performance while minimizing environmental impact, allowing us to deliver highly functional products with simple, clean, and distinct designs.

We plan to continue to offer products and services that span and work together across the entire cognitive range. We believe further expansion will attract new customer segments and partners, as well as enhance average order value, increase attachment rate opportunities, and deliver higher overall customer lifetime value. TruBrain R&D sits at the center of our ability to continue bringing innovative and enhanced performance-driven products to market with speed, sound science, and excellence. We anticipate that growth of our products and services will span entirely new categories of the cognitive range.

Marketing

In the marketing function, we plan to focus our marketing and advertising resources on growing the customer acquisition channels that performed best for us in recent quarters. These include focusing more of our team's efforts on paid social media marketing, email, partnerships, and content marketing. Customer data analytics remains a key component in how we run the marketing function which aims to result in more efficient marketing spend and improved customer loyalty, through both online and offline channels.

To generate ongoing organic and word-of-mouth awareness, we occasionally work with media outlets to amplify our message of innovative new products. To date, TruBrain has been featured in the top business outlets, including CNBC, Bloomberg, Entrepreneur, Forbes, BuzzFeed, Inc, Futurism, Inverse, CBS, and PR Newswire, among others.

On Influencer Marketing, we maintain a stringent set of criteria for working with creators and influencers (i.e. engagement level, brand fit, audience demographic) that give us the best chance at gaining meaningful impressions. Our focus is on creating genuine and authentic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platforms Avantlink and Shareasale.

We employ a wide range of marketing tactics and outlets to cultivate our relationships with experts, serious enthusiasts, and everyday consumers, including a combination of traditional, digital, social media, and grass-roots initiatives to support our premium brand. To continue to grow our business, we intend to acquire new customers and retain our existing customers within an efficient cost structure.

We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, customer lifetime value, cost per visitor and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions, as well as to introduce new product offerings.

We utilize a community-based approach to building awareness of the TruBrain brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live an optimized lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just "biohackers" to those who pursue an active, mindful, and optimized life.

Customer Acquisition

To continue to expand our business, we must acquire new consumers as well as retain existing customers in a cost-effective manner. We continually evolve our marketing strategies and adjust our messaging, the amount we spend on advertising, and the channels in which we spend. We have made, and we expect that we will continue to make, significant investments in attracting new consumers, including through traditional, digital, social media and original TruBrain content.

It is critical for us to maintain reasonable costs for these marketing efforts relative to sales derived from new consumers. We expect our marketing efficiency to improve over time, as sales through new categories may require less incremental marketing investment and we continue to use optimization and automation tools to drive costs lower. We believe we will be able to drive natural leverage in our marketing efficiency as we expand our offerings, in addition to cross-selling into new categories.

To measure the effectiveness of our marketing spend, we manage gross profits per customer cohort, looking at customer acquisition cost (CAC) versus customer lifetime values (LTV) methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. We seek to find the most efficient way to attract long term loyal customers.

Customer Experience

Customer service continues to be a main focus for the business as we seek to provide our customers with the same level of response and services as they are able to get with our peer direct-to-consumer brands in various product categories. We are continuing this focus by implementing technical enhancements meant to improve our team's efficiency and allow them to service customers better and faster.

TruBrain was founded with a consumer-first approach and we continue to leverage customer feedback, behavior, and insights to guide our long-term strategy and daily decision making. Behind the scenes, TruBrain connects the power of this information to create a cycle of continuous, impactful improvements throughout our business. We are genuinely interested in the feedback and support of consumers, peers, and partners, and believe our work is better for it. Our data-driven insights run throughout our business, from creative executions to product format design, and from forward thinking partnerships to our innovative product portfolio.

As we scale our business, we strive to ensure the best possible consumer experiences while improving our revenue and controlling our costs. We have rolled out several initiatives designed to improve the customer experience and, in turn, our customer retention rate and customer lifetime value. We shall continue to invest in these best of brand improvements.

E-Commerce Technology

Our preference is to use best in class, off-the shelf e-commerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities (e.g. acquisition, marketing, product development).

Currently, our products are sold primarily online, through our website. Our website is built on Shopify with supplemental applications and customizations on top of the platform. Our website can be accessed via desktop, tablet or smartphone. Our preference is to use best in class, off-the shelf ecommerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities for the Company (e.g. new customer acquisition, content, product development).

The Company retains consistent contracting relationships with affordable and effective full stack and front-end developers; we have relationships that can scale well by adding to their scope of work. The Company has vetted and cultivated relationships with external developers over the years that puts us both in a flexible and competent position to effectively scale.

Shipping

Our products are shipped from our suppliers to our third-party logistics partner ("3PL"), which handles our warehousing, fulfillment, outbound shipping and returns processing. By outsourcing our logistics operations, we are able to focus on our core business, lower our capital commitment to fixed assets, maintain a variable cost structure, and save money with lower shipping rates. Our 3PL is located in Michigan.

Suppliers

We source our products from suppliers located in the United States, Canada, Mexico, and various countries in the Asia Pacific region. We use a routine purchase order system in place with our key suppliers.

Intellectual Property

One of the Company's most valuable assets is its intellectual property portfolio.

The Company owns the TRUBRAIN trademark (U.S. Registration No. 4,772,774), registered on July 14, 2015, which serves as the Company's flagship brand. The Company is pursuing protection and expansion of the TRUBRAIN mark in Canada and other jurisdictions where its products are or may be sold.

The Company also holds an exclusive, worldwide, royalty-free, sublicensable license from Christopher Thompson, the Company's Chief Executive Officer, to use the KETONE XL (U.S. Serial No. 98302201), HYDRATE XL (U.S. Serial No. 99538949), and GET SALTY (U.S. Registration No. 8,332,698) trademarks in connection with the Company's business, products, and services. Christopher Thompson retains ownership of these trademarks and related applications or registrations, while the Company has the exclusive right to commercialize them pursuant to separate trademark license agreements.

The Company further holds an exclusive, worldwide, royalty-free, sublicensable license from Christopher Thompson to pending U.S. patent applications relating to proprietary product formulations, including compositions and methods involving Phenylacetyl-L-prolylglycine ethyl ester (Noopept), as well as a pending U.S. design patent application relating to the Company's transcranial alternating current stimulation ("tACS") wearable neurotechnology platform, including device architecture, stimulation methods, and related innovations. These patent applications are currently owned by Christopher Thompson and licensed exclusively to the Company. Thompson has agreed to license or assign to the Company all right, title, and interest in the formulation patent applications, and any patents issuing therefrom, upon completion of the applicable patent prosecution process.

As of the date of this Form C, none of these patent applications has issued. Patent applications are subject to examination by the U.S. Patent and Trademark Office ("USPTO"), and there can be no assurance that any patent will issue or that any issued claims will provide meaningful protection. Claims may be rejected, amended, or narrowed during prosecution, which could materially limit the scope of any resulting intellectual property protection.

The Company intends to continue developing, protecting, and expanding its portfolio of proprietary technologies, formulations, trademarks, copyrights, trade secrets, patents, and other intellectual property as part of its long-term business strategy.

Litigation

The Company is not as of the date of this report involved in any litigation. From time to time, the Company could be

involved in a variety of legal matters that arise in the normal course of business.

The Company's Property

The Company currently leases its premises and owns no significant plant or equipment.

Competitors and Industry

Market

Our target market is discerning college-educated professionals with higher levels of discretionary income. The Company's targeted market includes men and women 18 years and older who are comfortable with purchasing food, beverage, and nutrition products online. Our research shows that our typical customers have an average age of 30 and an average household income of US $55,000, and 80% are college educated. Many of our customers identify as being part of the Creative Class, which is a demographic segment made up of knowledge workers, intellectuals and various types of creatives.

Competition

We are in a business vertical that is fiercely competitive from a variety of sources, with many competitors in the market that are larger, more established, and possess greater resources than we do. Our future success will be largely dependent on our ability to produce quality products and services at competitive prices.

The high function food and beverage products industry is highly saturated, intensely competitive, and sensitive to international, national, and regional economic conditions. Numerous manufacturers and retailers compete actively for consumers. Similar products can be purchased in a wide variety of channels of distribution including conventional retail stores, club or membership retailers, specialty retail, and the internet. Additional national or international competitors could enter the market at any time and may seek to in the future.

At any given time our current or potential competitors may provide products or services comparable or superior to those provided by us, or may adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business.

The high function food and beverage industry increasingly relies on intellectual property rights. It is more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We have our own portfolio of intellectual property that we are always adding to, but we must acknowledge the potential for litigation surrounding intellectual property rights, whether that is defending our intellectual property or encountered in the avoidance of infringing on the intellectual property rights of others. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and could have a material adverse effect on our business, financial condition and operating results.

Current Stage and Roadmap

We are committed to improving productivity and profitability through a number of operational avenues designed to grow revenue and expand margins. To date, TruBrain has had significant results improving gross margins and introducing more profitable products. We believe there is always opportunity for continued improvement in gross margins, marketing efficiencies, and operating leverage through optimized pricing, reduced returns, and further product development.

Our focus is on optimizing our core customer economics within the constraints of our cash position for our product lineup. Of note, this includes scaling our ketones product line and further optimizing our core nootropics business. We plan to apply our disciplined operations and lean operating process to win in product categories with larger total addressable market sizes and high growth rates, where we think we are well positioned to compete and garner market share.

We recently took several decisions to make important investments we feel are the right course of action for the business. Paramount above all of them was to achieve profitability in the future. We believe this will allow us to work toward having the strongest foundation to expand over the long haul, and we feel this is exceptionally rare in both private and public DTC brands.

We also set out to expand the TruBrain brand into emerging categories where we can deliver genuine outcomes for customers to improve our unit economics. Another decision we took was to improve our ability to retain customers by reformulating the cognitive lineup with more affordable formulas meant to improve the customer journey. We seek to onboard and expand to additional suppliers that can support our growth and stringent quality and operational standards. Our operations in 2025 (and ongoing operations) were optimized to be able to afford to make these investments under the constraints of our cash position, with the goal of maintaining profitability.

Additionally, we plan to improve product affordability and margins, by having a more responsive and efficient supply chain. We aim to produce the highest quality food, beverage and nutrition products for the most competitive price in order to pass

the savings on to our customers. With that in mind, we will spend resources on improving our relationship and deal terms with current and new manufacturers that will be able to not only produce alternative formats or our same product formulas, but also help us expand into new product formats and categories. Finally, quality control will be a continued focus for us, as we seek to build best in class quality control and production capabilities, to lower our rate of wastage during the production process, ensuring we have a higher yield of the highest quality products at our distribution centers.

The Team

Officers and Directors

Name: Christopher Thompson

Christopher Thompson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Board Member, Principal Accounting Officer
  Dates of Service: November, 2012 - Present
  Responsibilities: As Founder & CEO, I oversee all aspects of the business, including strategy, operations, fundraising, treasury management, and capital allocation. I am responsible for ensuring efficient deployment of company resources while scaling the brand, expanding market opportunities, and delivering sustainable growth for investors and customers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer

dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial

condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to use marks confusingly similar to TruBrain, Ketone XL, Hydrate XL, or GET SALTY, or replicate our proprietary formulations without obtaining a license, the Company's brand equity and competitive advantage could be materially and adversely impacted. Moreover, if our trademarks are deemed unenforceable or our patent applications are rejected, the Company will lose a significant layer of protection for its core products and formulations, which could impair our ability to compete in the marketplace and reduce the value of your investment.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark, patent, and trade secret litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patent rights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome, or because we believe that the cost of enforcement outweighs the value of winning the suit in light of the risks and consequences of losing it. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our brand, weakening our ability to prevent competitors from entering the market with similar products or formulations, and reducing any sublicensing revenue the Company might otherwise pursue. As a result, if we are unable to enforce our intellectual property rights due to the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our intellectual property is held in part by our CEO and licensed to the Company
The patent applications covering certain of the Company's key product formulations, including those related to Phenylacetyl-L-prolylglycine ethyl ester compositions and methods, are owned by Christopher Thompson, the Company's Founder and CEO, and licensed to the Company pursuant to a license agreement. If this license agreement were to be terminated, disputed, or become unenforceable for any reason, the Company could lose the right to use these formulations, which could have a material adverse effect on the Company's products, operations, and financial condition. Investors should be aware that this arrangement creates a potential conflict of interest, as Mr. Thompson controls both the Company and the underlying intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Key person risk
The Company is substantially dependent on the continued service of Christopher Thompson, its Founder and Chief Executive Officer, who has been the sole officer and director since the resignations of all other directors in 2025. The loss of Mr. Thompson's services would likely have a material adverse effect on the Company's business, operations, and prospects. The Company does not currently maintain key person life insurance on Mr. Thompson.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-

quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Our revenue has declined and we may face continued pressure on top-line growth
Net revenues decreased approximately 5% from $2,408,637 in fiscal year 2024 to $2,290,808 in fiscal year 2025, primarily due to reduced new customer acquisition spend in response to a less efficient advertising environment. There can be no assurance that the Company will be able to reverse this trend or grow revenues in future periods. Continued revenue declines could materially and adversely affect the Company's financial condition and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Concentration risk in manufacturing and fulfillment
The Company relies on a single primary contract manufacturer and a single fulfillment center for its top revenue-producing drink products. An adverse event affecting either facility or vendor — including operational disruptions, loss of the relationship, or financial difficulties — could have a material adverse impact on the Company's ability to produce and deliver products, and consequently on its revenue and financial condition.

Legal Proceedings and Regulatory Matters
In the ordinary course of business, the Company may from time to time become involved in legal proceedings, regulatory inquiries, intellectual property disputes, demand letters, and other claims arising from its operations. Management evaluates such matters as they arise and, where appropriate, vigorously defends against claims it believes lack merit or resolves matters when doing so is in the best interests of the Company. Except as specifically disclosed in this Offering Statement, the Company is not aware of any pending litigation or governmental investigations that management believes are reasonably likely to have a material adverse effect on the Company's business, financial condition, or results of operations. While the outcome of any legal matter cannot be predicted with certainty, management believes that the resolution of any routine legal or regulatory matters arising in the ordinary course of business will not have a material adverse effect on the Company.

Product development may take longer than anticipated
Our wearable device remains under development. Engineering validation, testing, manufacturing refinement, software development, usability testing, and other technical work may take longer than expected or require redesigns. Commercial launch may therefore be delayed or may not occur on our currently anticipated timeline.

We may never commercialize the device
Although we are investing significant resources into development of our wearable neurotechnology platform, there can be

no assurance that the product will ultimately be commercialized or become a meaningful source of revenue.

Regulatory uncertainty
Future regulatory requirements may differ from our expectations. We may determine that additional testing, submissions, or regulatory authorizations are necessary before commercialization, which could increase costs and delay launch.

Clinical validation risk
Additional testing or validation may not demonstrate the performance or user outcomes we expect.

Manufacturing scale-up risk
Transitioning from prototype production to commercial manufacturing presents operational risks, including tooling, supplier qualification, quality control, yield, cost overruns, and production delays.

Component supply chain risk
We rely on third-party suppliers for electronic components, batteries, plastics, circuit boards, and other materials. Disruptions could delay commercialization or increase costs.

Product reliability / field performance
Commercial devices may experience reliability issues, manufacturing defects, software bugs, battery failures, or other performance problems that are not identified during development.

Product liability
Claims relating to product performance, safety, or alleged injury could result in litigation, increased insurance costs, reputational harm, or recalls.

Freedom-to-operate
The neurostimulation field contains numerous patents owned by third parties. We may be required to obtain licenses or defend against intellectual property claims.

Market adoption
Even if successfully commercialized, consumers and healthcare professionals may adopt the product more slowly than anticipated.

Reimbursement
We may pursue clinical or healthcare distribution channels in the future. If reimbursement or coverage is unavailable, adoption through those channels may be limited.

Cybersecurity
Software defects, cybersecurity incidents, or connectivity failures could impair device performance or customer satisfaction.

Key personnel
Development of the wearable depends heavily on a small number of technical personnel and advisors with specialized expertise.

Intellectual Property
One of the Company's most valuable assets is its intellectual property portfolio. The Company owns the TRUBRAIN trademark (U.S. Registration No. 4,772,774), registered on July 14, 2015, which serves as the Company's flagship brand. The Company is pursuing protection and expansion of the TRUBRAIN mark in Canada and other jurisdictions where its products are or may be sold. The Company also holds an exclusive, worldwide, royalty-free, sublicensable license from Christopher Thompson, the Company's Chief Executive Officer, to use the KETONE XL (U.S. Serial No. 98302201), HYDRATE XL (U.S. Serial No. 99538949), and GET SALTY (U.S. Registration No. 8,332,698) trademarks in connection with the Company's business, products, and services. Christopher Thompson retains ownership of these trademarks and related applications or registrations, while the Company has the exclusive right to commercialize them pursuant to separate trademark license agreements. The Company further holds an exclusive, worldwide, royalty-free, sublicensable license from Christopher Thompson to pending U.S. patent applications relating to proprietary product formulations, including compositions and methods involving Phenylacetyl-L-prolylglycine ethyl ester (Noopept), as well as pending U.S. utility patent applications relating to the Company's transcranial alternating current stimulation ("tACS") wearable neurotechnology platform, including device architecture, stimulation methods, and related innovations. These patent applications are currently owned by Christopher Thompson and licensed exclusively to the Company. Thompson has agreed to assign to the Company all right, title, and interest in the formulation patent applications, and any patents issuing therefrom, upon completion of the applicable patent prosecution process. As of the date of this Form C, none of these patent applications has issued. Patent applications are subject to examination by the U.S. Patent and Trademark Office ("USPTO"), and there can be no assurance that any patent will issue or that any issued claims will provide meaningful protection. Claims may be rejected, amended, or narrowed during prosecution, which could materially limit the scope of any resulting intellectual property protection. The Company intends to continue developing, protecting, and expanding its portfolio of proprietary technologies, formulations, trademarks, copyrights, trade secrets, patents, and other intellectual property as part of its long-term business strategy. Because much of this intellectual property, including the KETONE XL, HYDRATE XL, and GET SALTY trademarks and the licensed patent applications, is owned individually by Mr. Thompson rather than by the Company, the Company's rights

depend on its license arrangements with him. If those arrangements were terminated, not honored, or not finalized, or if his ownership were transferred or encumbered, the Company's ability to use and protect this intellectual property could be materially impaired.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Thompson	29,344,251	Common Stock	45.3%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock — Series Seed, and Preferred Stock — Series Seed-B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 11,627,906 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 70,822,705 outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering: Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution rights and preferences: Holders of Common Stock are entitled to receive distributions on a pro rata basis, subject to the prior rights of holders of Preferred Stock.

Liquidation rights and preferences: Upon a liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to receive any remaining assets after payment of liabilities and after the holders of Series Seed Preferred Stock and Series Seed-B Preferred Stock have received the greater of (a) their initial issue price plus any declared and unpaid dividends, or (b) the amount they would have received had their shares been converted to Common Stock immediately prior to such event. As of the date hereof, upon a Liquidation Event, holders of outstanding Preferred Stock would be entitled to receive the first $45,000 in distributions before any amounts are distributed to Common Stock holders.

Dividend rights: Dividends, if any, shall be declared pro rata on shares of Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held, or in the case of Preferred Stock, the number of shares of Common Stock into which such Preferred Stock is then convertible.

Preemptive rights: There are no preemptive rights associated with the Common Stock.

Right of first refusal: There are no rights of first refusal associated with the Common Stock.

Drag Along/Tag Along: There are no drag along or tag along rights associated with the Common Stock.

The total amount outstanding includes 17,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 6,091,803 shares to be issued pursuant to stock options reserved but unissued under the 2014 Incentive Plan.

There are no stock options currently issued and outstanding.

Preferred Stock — Series Seed

The amount of security authorized is 66,666 with a total of 66,666 outstanding.

Voting Rights

Holders of Series Seed Preferred Stock are entitled to one vote for each share of Common Stock into which their Preferred Stock could then be converted, voting together with holders of Common Stock as a single class, except with respect to the election of directors.

Material Rights

Conversion rights: Each share of Series Seed Preferred Stock is convertible at any time, at the option of the holder, into 50 shares of Common Stock (reflecting the 50:1 stock split approved September 11, 2019), based on an initial issue price of $0.30 per share. Shares automatically convert upon the earlier of (a) a firm commitment underwritten public offering, or (b) written consent of a majority of outstanding Preferred Stock holders.

Liquidation rights and preferences: See Common Stock section above.

Dividend rights: See Common Stock section above.

Additional financing rights: In the event the Company issues securities in subsequent equity financings with more favorable rights or privileges, the Company shall provide substantially equivalent rights to the holder.

Right of first refusal: StartEngine Fund I, L.P. holds a right of first refusal to purchase a specified portion of any new securities the Company may sell in the future pursuant to an Investors' Rights Agreement.

Preferred Stock — Series Seed-B

The amount of security authorized is 43,750 with a total of 41,667 outstanding.

Voting Rights

Holders of Series Seed-B Preferred Stock are entitled to one vote for each share of Common Stock into which their Preferred Stock could then be converted, voting together with holders of Common Stock as a single class, except with respect to the election of directors.

Material Rights

Conversion rights: Each share of Series Seed-B Preferred Stock is convertible at any time, at the option of the holder, into 50 shares of Common Stock (reflecting the 50:1 stock split approved September 11, 2019), based on an initial issue price of $0.60 per share. Shares automatically convert upon the earlier of (a) a firm commitment underwritten public offering, or (b) written consent of a majority of outstanding Preferred Stock holders.

Liquidation rights and preferences: See Common Stock section above.

Dividend rights: See Common Stock section above.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 25,084
  Use of proceeds: N/A
  Date: March 05, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,900.00
  Number of Securities Sold: 250,000
  Use of proceeds: N/A
  Date: March 11, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $2,408,637 compared to $2,290,808 in fiscal year 2025, a decrease of approximately 5%. The decrease in revenue was primarily due to decreased new customer acquisition spend in response to a less efficient advertising environment for obtaining new, loyal customers.

Cost of Sales

Cost of Sales for fiscal year 2024 was $1,045,617 compared to $1,081,171 in fiscal year 2025, an increase of approximately 3%. The increase in cost of goods sold is primarily related to fluctuating product gross margins and decreased sales of our product offerings.

Gross Margins

Gross profit for fiscal year 2024 was $1,363,020 compared to $1,209,637 in fiscal year 2025, a decrease of approximately 11%, reflecting lower revenue and the modest increase in cost of goods sold noted above.

Expenses

Total operating expenses for fiscal year 2024 were $1,441,703 compared to $1,493,481 in fiscal year 2025. Marketing and advertising costs decreased from $530,325 to $397,813, as the Company continued to optimize new customer acquisition strategies. Payroll expenses increased from $276,325 to $423,367, largely due to the inclusion of payroll taxes in this line item. General and administrative expenses increased from $635,053 to $672,301, primarily due to higher consulting and

professional fees.

Net Income (Loss)

Net loss for fiscal year 2024 was $50,208 compared to a net loss of $243,086 in fiscal year 2025. While 2025 was a more challenging year marked by lower revenue and continued investment in growth initiatives, the Company believes its disciplined operating approach and expanding product portfolio position it to improve results over time.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will not be fully indicative of revenue and cash flows expected for the future because the Company is actively expanding its product lines, entering new categories, and adjusting its customer acquisition strategies. Past cash was primarily generated through DTC subscription and direct sales. Our goal is to achieve sustained profitability while growing our customer base and average order value through expanded product offerings.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2026, the Company has capital resources available in the form of $240,000 in cash and cash equivalents, $914,000 in investments, and a net inventory balance of $680,126.18. The Company also holds an outstanding SBA EIDL loan with Coastal Community Bank in the principal amount of $195,000 at 3.75% per annum with monthly payments of $998.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important but not solely critical to our company operations, as we have existing cash and investment resources available. These funds are intended to support product innovation, marketing and distribution expansion, and ongoing research and development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the immediate viability of the Company. As of December 31, 2025, we had total liquid assets of approximately $1,379,778 (cash and investments). However, these funds will accelerate growth and extend our operational runway.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,999.73, we anticipate the Company will be able to continue operations for the foreseeable future. This is based on a current monthly burn rate of approximately $13,758 (based on the $165,097 net operating cash outflow for 2025 divided by 12 months), for expenses related to inventory procurement, marketing and advertising, payroll, and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $4,999,999.58, we anticipate the Company will be able to operate for several years beyond its current runway, with a projected monthly burn rate expected to increase as the Company scales its product innovation, marketing, and R&D activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital beyond this Regulation Crowdfunding offering. The Company expects to continue to fund operations primarily through operating cash flows and the proceeds of this campaign.

Indebtedness

- Creditor: Coastal Community Bank (guaranteed by the U.S. Small Business Administration)
  Amount Owed: $195,000.00
  Interest Rate: 3.75%
  Maturity Date: July 08, 2050
  Monthly payments of $998, first applied to accrued interest. Loan is secured by the assets of the Company. Originally funded as $150,000 on July 8, 2020; increased to $195,000 on July 30, 2021.

Related Party Transactions

- Name of Person: Christopher Thompson
  Relationship to Company: CEO, Founder, and Director
  Nature / amount of interest in the transaction: Mr. Thompson holds three pending patent applications for novel compositions and methods related to the Company's products. The Company has entered into a license agreement with Mr. Thompson for the rights, title, and interest in these patent applications and any resulting patents.
  Material Terms: For valuable consideration, Mr. Thompson has licensed the patent applications to the Company upon completion of the patent filing process for each patent.

- Name of Person: Christopher Thompson
  Relationship to Company: CEO, Founder, and Director
  Nature / amount of interest in the transaction: Mr. Thompson participated as a selling securityholder in the Company's prior Regulation A+ fundraising. Cash disbursements from the fundraising portal were first sent to the Company, which then apportioned and remitted to Mr. Thompson the portion of proceeds attributable to his sale of equity.
  Material Terms: The Company acted as pass-through for the selling securityholder proceeds; no net cost or benefit to the Company.

Valuation

Pre-Money Valuation: $30,500,346.34

Valuation Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.73 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Nootropics Development
  91.5%
  TriplePulse, Inc. focuses on the development of drinkable nootropic products designed to enhance cognitive performance and sustain motivation.

If we raise the over allotment amount of $4,999,999.58, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Product Innovation
  31.5%
  The company invests in innovative formulations and delivery methods for natural brain-boosting supplements, ensuring optimal effectiveness.

- Marketing and Distribution
  30.0%
  TriplePulse, Inc. aims to expand its market presence through strategic marketing initiatives and partnerships with distributors.

- Research and Development
  30.0%
  Dedicated to ongoing research, the company collaborates with neuroscientists to refine and enhance its product

offerings based on the latest scientific findings.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.trubrain.com/ (https://www.trubrain.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/trubrain-cf2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR TriplePulse, Inc.

[See attached]

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
TriplePulse, Inc. dba TruBrain

Opinion

We have audited the accompanying financial statements of TriplePulse, Inc. dba TruBrain (a Corporation) which comprise the balance sheets as of December 31, 2025, and 2024, and the related statements of income, equity and cash flows for the years then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriplePulse, Inc. dba TruBrain as of December 31, 2025, and 2024, and the results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence We have obtained is sufficient and appropriate to provide a basis for Our audit opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company has suffered recurring losses from operations, negative cash flows, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter — Prior Period Financial Statements

The financial statements of TriplePulse, Inc. dba TruBrain as of and for the year ended December 31, 2024, were audited by another auditor whose report dated April 28, 2025, expressed an unmodified opinion on those financial statements. No further procedures were performed on this information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Company's ability to continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Company's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Ernest L. Tomkiewicz CPA
Ernest L Tomkiewicz CPA PLLC
Concord, NH
May 20, 2026

TRIPLEPULSE, INC. dba TRUBRAIN
Balance Sheet
As of December 31, 2025, and 2024

	2025	2024
ASSETS		
Current assets		
Cash and Cash Equivalents	$ 890,853	$ 1,524,584
Inventory	398,378	452,040
Investments	488,925	-
Prepaid and Other assets	11,537	159,462
Right of Use Asset	-	19,910
Total Current Assets	**$ 1,789,693**	**$ 2,155,996**
Non-current Assets	$ -	$ -
Total Non-current Assets	**$ -**	**$ -**
TOTAL ASSETS	**$ 1,789,693**	**$ 2,155,996**
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 109,467	$ 200,606
Accrued Interest	1,980	6,643
Deferred Revenue	14,025	20,320
Lease Liability-current	-	21,120
Total Current Liabilities	**$ 125,472**	**$ 248,689**
Non-current Liabilities		
Notes Payable	$ 195,000	$ 195,000
Total Non-current Liabilities	**$ 195,000**	**$ 195,000**
TOTAL LIABILITIES	**$ 320,472**	**$ 443,689**
STOCKHOLDERS' EQUITY		
Preferred Stock Series A, par value $0.0001 66,666 shares authorized and outstanding 2025, and 2024	$ 7	$ 7
Preferred Stock Series B, par value $0.0001 43,750 shares authorized, 41,667 outstanding 2025, and 2024	4	4
Common Stock, par value $0.0001 100,000,000 shares authorized, 64,713,902 and 64,713,902 outstanding 2025, and 2024	6,331	6,331
Additional Paid-in Capital	3,255,117	3,255,117
Accumulated Deficit	(1,792,238)	(1,549,152)
TOTAL STOCKHOLDERS' EQUITY	**$ 1,469,221**	**$ 1,712,307**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,789,693**	**$ 2,155,996**

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. dba TRUBRAIN
Income Statement
Years Ended December 31, 2025, and 2024

	2025	2024
Revenue	$ 2,290,808	$ 2,408,637
Cost of Goods Sold	1,081,171	1,045,617
Gross Profit	1,209,637	1,363,020
Selling, General, and Administrative		
Marketing and Advertising	397,813	530,325
Payroll Expenses	423,367	276,325
General and Administrative	672,301	635,053
Total Expenses	1,493,481	1,441,703
Income/(Loss) from Operations	(283,844)	(78,683)
Other Income/(Expenses)		
Investment Income	27,780	37,247
Interest Expense	(7,313)	(8,772)
Unrealized Gain/(Loss) on Investments	20,291	-
Total Other Income/(Expenses)	40,758	28,475
Income/(Loss) Before Taxes	(243,086)	(50,208)
Provision for Income Taxes	-	-
Net Income/(Loss)	$ (243,086)	$ (50,208)
Net Income/(Loss) Per share-Basic	$ -	$ -
Weighted Average Number of Common Shares Outstanding-Basic	64,619,283	64,619,283
Net Income/(Loss) Per Share-basic and Diluted	$ -	$ -
Net Income/(Loss) Per Share-Diluted	$ -	$ -
Weighted Average Number of Common Shares Outstanding-Diluted	70,117,358	70,148,833

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. dba TRUBRAIN
Statement of Stockholders' Equity

Years Ended December 31, 2025, and 2024

	Preferred Stock				Common Stock					
	Series A		Series B				Additional Paid-in	Shares to be	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Issued	Deficit	Equity
Balance on December 31, 2023	66,666	$ 7	41,667	$ 4	64,438,818	$ 6,303	$ 3,239,459	$ 10,786	$ (1,499,898)	$ 1,756,661
Shares to be issued for offering costs					25,084	3	10,783	(10,786)		-
Shares to be issued for option exercise					250,000	25	4,875			4,900
Other changes									954	954
Net income/(loss)									(50,208)	(50,208)
Balance on December 31, 2024	66,666	$ 7	41,667	$ 4	64,713,902	$ 6,331	$ 3,255,117	$ -	$ (1,549,152)	$ 1,712,307
Net income/(loss)									(243,086)	(243,086)
Balance on December 31, 2025	66,666	$ 7	41,667	$ 4	64,713,902	$ 6,331	$ 3,255,117	$ -	$ (1,792,238)	$ 1,469,221

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. dba TRUBRAIN
Statement of Cash Flows
Years Ended December 31, 2025, and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (243,086)	$ (50,208)
(Increase) decrease from operating assets		
Inventory	53,662	395,507
Prepaid Assets	147,925	(159,462)
Right of Use Assets	19,910	66,971
Unrealized Gain	(20,291)	-
Increase (decrease) from operating liabilities		
Accounts Payable and Accrued Expenses	(91,139)	19,700
Deferred Revenue	(6,295)	(3,358)
Accrued Interest	(4,663)	(3,204)
Lease Liability	(21,120)	(65,025)
Net cash provided by/(used in) operating activities	$ (165,097)	$ 200,921
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investments	$ (829,245)	$ -
Sale of Investments	360,611	-
Net cash used in investing activities	$ (468,634)	$ -
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock	$ -	$ 4,900
Net cash provided by financing activities	$ -	$ 4,900
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (633,731)	$ 205,821
CASH AND CASH EQUIVALENTS, beginning of year	$ 1,524,584	$ 1,318,763
CASH AND CASH EQUIVALENTS, end of year	$ 890,853	$ 1,524,584

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. DBA TRUBRAIN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2025, and 2024

NOTE A – THE COMPANY

Nature of Operations and Revenue

TriplePulse, Inc. dba TruBrain (the "Company") was incorporated on November 14, 2012, under the laws of the State of Delaware and is headquartered in Santa Monica, CA. The Company develops and produces special formulated brands of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company holds cash in accounts with major financial institutions and brokerage firms. Balances in these accounts may exceed FDIC-insured limits of $250,000. The Company participates in an FDIC-insured sweep program through brokerage accounts. Cash balances are automatically transferred into interest-bearing accounts at multiple FDIC-member banks, ensuring that cash balances remain within FDIC and SIPC insurance limits. At December 31, 2025, and 2024, the company has cash balances of $890,853 and $1,524,584, respectively

Revenue Recognition

The Company follows Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification "ASC" Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment. Return reserves are estimated based on historical experiences.

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company's website. Revenue from these purchases are deferred and recognized as the performance obligation is met. As of December 31, 2025, and December 31, 2024, the Company has $14,025 and $20,320 in deferred revenue, respectively.

Income Taxes

Federal Income taxes are not currently due since the Company has losses since inception. The Company follows FASB issued ASU 2023-09 "Income Taxes (Topic 740): improvements to Income Tax Disclosures", for matters related to non-public companies.

On December 22, 2018 H.R. 1, originally known as the Tax Cuts and Jobs Act, (the "Tax Act") was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate ("Federal TaxRate") from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2025, using a Federal Tax Rate of 21%.

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The Company pays Federal and California income taxes at rates of approximately 21% and 7%, respectively, and has used an effective blended rate of 28% to derive net deferred tax assets.

As of December 31, 2025, there is a net operating loss carry-forward of approximately $1 million and a deferred tax asset of $365,518. The deferred tax asset may be recognized in future periods, not to exceed 20 years. However, due to the uncertainty of future events the Company has booked a full valuation allowance. FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2025, the Company has not taken any tax positions that would require disclosure under FASB ASC 740.

As of December 31, the Company recognizes the following related to deferred tax assets:

	2025	2024
Deferred Tax Assets	$ 365,518	$ 327,487
Valuation Allowance	(365,518)	(327,487)
Deferred Tax Assets (net)	$ -	$ -

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary and based on historical experience. As of December 31, 2025, and December 31, 2024, the Company has an impairment allowance of $17,922 and $17,922, respectively.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising and marketing costs for 2025, and 2024, are $397,813 and $530,325, respectively.

Capitalization Policy

Assets over $5,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation and Amortization

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally three to five years. Intangible assets are amortized over a 15-year period.

Leases

The Company follows FASB ASU No. 2017-02, "Leases (Topic 842)," which requires Companies that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. As of December 31, 2025, the Company holds no leases which require recognition in the financial statements.

Regarding the adoption of ASC 842, management has elected the following practical expedients:

ASC 842-10-65-1(f)

1. The Company need not reassess whether any expired or existing contracts are or contain leases.
2. The Company need not reassess the lease classification for any expired or existing leases.
3. The Company need not reassess initial direct costs for any existing lease.

ASC 842-20-30-3

The Company elects to use the risk-free rate as the discount rate, when the rate is not implicit in the lease is not readily determinable, in lieu of calculating an incremental borrowing rate. The Company elects this practical expedient for both financing and operating leases.

ASC 842-10-15-37

The Company elects not to separate non-lease components from lease components and instead to account for each separate lease component and non-lease components associated with the lease component as a single lease component. The Company elects this practical expedient for both financing and operating leases.

ASC 842-20-25-2

The Company elects not to apply the recognition requirements of ASC 842 to short-term leases. Short-term leases are leases that, at the commencement date, have a term lease of twelve months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, or a lease management intends to renew. The Company elects this practical expedient for both financing and operating leases.

Segment Information

The Company follows Accounting Standards Update (ASU) 2023-07, which amended ASC Topic 280 - Improvements to Reportable Segment Disclosures (the "ASU"). The ASU enhanced existing disclosure requirements by requiring that public entities provide additional information about each reportable segment.

The Company operates as a single operating and reportable segment, which involves online sales of special formulated brands of food and beverage to enhance brain function. The Chief Operating Decision Maker ("CODM"), who is the Company's Chief Executive Officer, regularly reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company's performance. The Company has determined that it has one operating segment and one reportable segment. The accounting policies used to measure profit and loss of the segment are the same as those described in these notes.

The CODM uses net income (loss) to evaluate the results of the business, predominantly in the budgeting and forecasting processes, to manage the Company. The CODM reviews and utilizes expense classifications, as reflected in the statement of operations, to manage the Company's operations.

Related Party Disclosures

Under ASC 850 "Related Party Transactions" an entity or person is considered to be a "related party" if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company, in accordance with the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties.

Stock-Based Compensation

The Company follows ASU 2018-07, Compensation – Stock Compensation (Topic 718) that accounts for non-employee awards in the same manner as employee awards. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Stock Split

On September 11, 2019, the Board of Directors approved a 50:1 common stock split. Share and per share amounts for all periods presented in the accompanying financial statements and notes herein have been adjusted retroactively, where applicable, to reflect the stock split.

Convertible Debt

The Company evaluated the convertible debt under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' deficit. If the offering is unsuccessful, such costs are expensed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required, and the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit in the accompanying balance sheet.

Fair Value of Financial Instruments

In accordance with ASC 820 'Fair Value Measurement" the Company categorizes financial instruments in a 'fair value hierarchy'. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

Level I - inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

Level 2 - inputs are inputs other than quoted market prices included within Level I that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means ('market-corroborated inputs').

Level 3 - inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity's own data, taking into account all information about market participant assumptions that is reasonably available.

Earnings Per Common Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted earnings per common shares includes the dilutive effect of the additional potential common shares issuable under convertible debt, stock options, warrants, and preferred shares as fully converted. For the year ended December 31, 2025, dilutive shares include 17,000 warrants and Series A and Series B 108,333 preferred stock that is convertible into 5,416,650 shares of common stock. Earnings and dividends per share are restated for all stock splits through the date of issuance of the financial statements.

Research and Development Costs

Research and development costs are expensed as incurred. We incur research and development costs to improve and expand our product offerings, introduce new technologies to customers, and support our sales channels to generate consumer interest and engagement. These costs typically include components such as formulation, personnel related expenses, consulting expenses, prototype materials, market research, analytical laboratory testing, and user testing. For the year ended December 31,2025, the Company recognizes $52,709 in research and development costs, which are included in general and administrative costs in the accompanying statement of operations.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. For the years ended December 31, 2025, and 2024, the Company incurred $214,563 and $221,294 in shipping and handling costs, respectively.

Note C - NOTES PAYABLE

On July 8, 2020, the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021, in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. On July 30, 2021, the U.S. Small Business Administration (SBA) amended the loan and advanced an additional $45,000 and increased the principal balance due to $195,000, with monthly payments beginning January 2023 in the amount of $998 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. The monthly payments are first applied to the accrued interest. At December 31, 2025, and December 31, 2024, the outstanding balance on this note is $195,000 and $195,000, respectively. This loan is secured by the assets of the company.

NOTE D – CONVERTIBLE DEBT

The Company issued convertible debt for cash proceeds of $1,455,000 in 2014 and 2015, of which $675,000 is with related parties. These securities are convertible into common stock of the Company, matured 24 months from the date of issuance, and contain a 5% stated rate of interest prior to maturity with 10% default interest after maturity. The convertible debt may be converted upon the following:

1. Automatic conversion - Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount ranging from $500,000 to $1,500,000, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

2. Optional conversion - Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

3. Change of Control - Upon a change in control transaction, the Company shall redeem the Notes at the election of the purchaser for an amount equal to a) 100-200% of the outstanding amount (depending on the terms of the individual note), or b) the consideration which the holder would have received in the change in control transaction (to be paid in the same form of consideration) had the holder converted outstanding principal and interest into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-dilutive basis.

In 2019, the qualified financing thresholds of $500,000 and $750,000 were triggered, and therefore, convertible notes including interest thereon totaling $844,896, converted into 2,293,605 shares of common stock.

On August 2, 2022, the company converted $175,000 plus accrued interest of $89,154 into 2,786,738 shares of its common stock which were un-issued as of December 31, 2022, and accounted for in shares to be issued. These shares were issued in the year ended December 31, 2023.

On June 15, 2023, the company converted $675,000 plus accrued interest of $473,698 into 12,121,688 shares of its common stock, which were issued as of December 31, 2023.

For the years ended December 31, 2025, and 2024, the Company recognized interest expense on the notes payable of $0 and $0, respectively.

As of December 31, 2025, and 2024, the Company has zero outstanding convertible promissory notes and zero outstanding balance owed to related parties because each of the related party convertible notes were converted on June 15, 2023.

NOTE E – STOCKHOLDERS' DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

During the year that ended December 31, 2019, the Company sold 2,822,801 shares of Common Stock for gross proceeds of $966,844, of which $136,778 is receivable as of December 31, 2019. Net proceeds received through December 31, 2019, totaled $830,066, and $136,778 received through December 31, 2020. The Company also incurred $326,892 in offerings costs for this offering.

On September 11, 2019, the Board of Directors approved a 50:1 stock split by filing a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The Company did not timely file an Amendment to the Certificate of Incorporation of the Company to affect the stock split and specify the number of shares of common stock of the Company that the Company is authorized to issue. To correct these defective corporate acts pursuant to Delaware General Corporation Law Section 204, the Board filed a Certificate of Designation with the Delaware Secretary of State dated January 29, 2020, pursuant to which the Company ratified the stock split and the number of authorized shares of common stock of the Company, with an effective date of September 11, 2019. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the stock split.

During the year ended December 31, 2024, the Company issued 25,084 shares of Common stock to a related party as a compensation for the services rendered in the Regulation A+ fundraising. During the year ended December 31, 2024, the Company received $4,900 and issued 250,000 to a former Director for a stock option exercise.

Preferred Stock

The Company is authorized to issue 66,667 shares of Series A Preferred Stock, $0.0001 par value and 43,750 shares of Series B Preferred stock, $0.0001 par value; collectively referred to as the "Preferred Stock".

Conversion rights – The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Additional Financing Rights: – In the event the Company issues securities in its subsequent equity financings which have (a) rights, preferences or privileges that are more favorable than the terms of Investor, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to Investor.

Liquidation rights – Upon a liquidation, dissolution or winding up of the corporation, or deemed liquidation event, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive the greater of the a) Initial Issue price plus any declared and unpaid dividends, or b) such amount per share as would have been payable had preferred stock been converted into common stock immediately before such event, in distributions, before any funds are distributed to the holders of common stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding preferred stock would be entitled to receive the first $45,000 in distributions as stated in agreements, with the remaining amounts being split pro rata amongst the holders of common stock.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. As long as there are any shares of preferred stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class:(1) alter or change the rights, powers or privileges of the preferred stock as set forth in our Certificate of Incorporation, in any way that adversely affects the preferred stock, (2) increase or decrease the authorized number of shares of preferred stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of preferred stock, (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of preferred stock or common stock. Therefore, the holders of our preferred stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our common stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

Dividend Rights – All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock – We are party to an Investors' Rights Agreement with Start Engine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, Start Engine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

Stock Options

In 2014, the Board of Directors adopted the TriplePulse, Inc. 2014 Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to purchase shares of common stock. Up to 14,250,000 shares of common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company has 8,158,197 shares issued and 6,091,803 shares remaining for issuance under the 2014 stock plan. There are no stock options outstanding as of December 31, 2025. There are no grants or forfeitures during the year ended December 31, 2025.

Warrants

	Warrants	Weighted Average Exercise Price	Weighted Average Contractual Life (years)
12/31/2023	211,350	0.04	1.13
Granted	-		
Expired	98,450	0.03	
Forfeited	-		
12/31/2024	112,900	0.04	0.90
Granted	-		
Expired	95,900	0.45	
Forfeited	-		
12/31/2025	17,000	0.03	1.20

NOTE F – COMMITMENTS AND CONTINGENCIES

Except as may be set forth below, we are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company's operations.

NOTE G – RISK MANAGEMENT AND UNCERTAINTY

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions, or competition. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2025, the Company is operating as a going concern.

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2025.

Legal

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. There is no pending or threatened litigation.

Cash

At times the Company may maintain cash balances with banks in excess of the federally insured amount. This occurrence is not uncommon for businesses which receive revenue amounts similar to those of the Company. As of December 31, 2025, the Company has $0 in banks in excess of the insured limit.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company's operations.

NOTE H – GOING CONCERN

The Company has incurred cumulative losses of approximately $1.8 million as of December 31, 2025, and has historically experienced negative operating cash flows. However, in recent periods, the Company has reduced losses and generated positive operating cash flows. Management has evaluated the Company's ability to continue as a going concern and believes that the recent improvements in operating performance and cash flow generation provide sufficient liquidity to support ongoing operations for the foreseeable future.

NOTE I – LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently generating net losses. These conditions raise substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of this report.

The following represents the Company's financial assets for the year ended December 31, 2025:

Cash	$	890,853
Investments		488,925
Total	$	1,379,778

For the year ended December 31, 2025, the Company reports working capital in the amount of $1,664,221. The average days cash on hand for the year ended December 31, 2025, is 218 days.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through May 20, 2026, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN TRUBRAIN TODAY!

Wearable Tech for Anxiety

TruBrain is launching wearable technology for anxiety, built on technology found in FDA-cleared devices. Anxiety Market size of $11 Billion. Designed by PhD neuroscientists and notable European industrial designers. A brand with $25 million in lifetime sales. Featured in Forbes, CNBC & Bloomberg.

Get Equity

Offered pursuant to Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

The TruBrain wearable has not received FDA clearance; it uses technology found in devices that have received FDA clearance. The device is not yet available for purchase, and launch timing is subject to change.


Using tech from FDA Cleared devices
truBRAIN
Wearable Tech for Anxiety

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS | EXPLORE


Reasons to Invest
Proven Traction
$25 million in lifetime sales
Venture Funded
Backed by VCs that have invested in AirBnB, Reddit and Uber
Disrupt Pharma
Anxiety Disorders Market Size worth over $11 Billion; dominated by pharmaceuticals
Using FDA Cleared Tech
Using technology from FDA Cleared devices, avoiding costly path to market
Strong Investor Community
$4.5M+ previously raised and 2,600+ StartEngine investors

Get Equity
$0.43 Per Share

MIN INVEST	VALUATION
$449.78	$30.5M


An elegant and innovative device

using technology cleared by the FDA.

@trubrain

The TruBrain wearable has not itself received FDA clearance and is not yet available for purchase; it uses technology found in devices that have received FDA clearance.

With over 250+ reservations for our wearable device, we are approaching the launch of the device. The excitement is palpable and we have opened up the opportunity to invest prior to the launch of the device to allow for the community to get in prior to the product's potential success and help expand our production.



Designed by PhD Neuroscientists & notable industrial designers
Using tech from FDA Cleared devices
Wireless, waterproof, & rechargeable
Non-pharmaceutical solution, no prescription needed
Anxiety is a large, growing problem

Image shows a computer-generated version of a device that is not yet available for purchase and is still in development. The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

Wearable tech can help improve how you exercise, sleep, and now.. how you think. Introducing the TruBrain wearable. The power to help fight anxiety with a non-pharmaceutical approach - all with the click of a button.



Powerful wearable technology for anxiety.

Target anxiety in a better, non-pharmaceutical way thanks to TruBrain. While most anxiety treatments involve Rx pills that carry side effects, our neuroscience team has built a smart wearable designed to help support your response to anxiety. Built in collaboration with Tridi Teknoloji and a notable European industrial design team.

“

All by stimulating areas of the scalp? That's incredible. That's amazing.

Joe Rogan with Dr. Andrew Hill

This testimonial may not be representative of the experience of other users and is not a guarantee of future performance or success. The TruBrain wearable has not itself received FDA clearance and is not yet available for purchase; it uses technology found in devices that have received FDA clearance.

Taking one of the leading brands in cognitive healthcare to new heights. Join the team with $25M in sales.


125 Million people in America suffer with anxiety each year
The pharmaceutical industry has kept a stranglehold on anxiety treatments that bring side effects, until now.

Anxiety impairs both working memory & cognitive processes

Anxious states consume considerable amounts of metabolic resources in the brain, impacting the brain's attention, memory, and sharpness.



There are nearly 20 anxiety drugs on the market

Pharmaceutical drugs for anxiety come with debilitating side effects.

Common Side Effects

- Agitation
- Dizziness
- Dry mouth
- Headaches
- Sexual dysfunction
- Blurry vision
- Drowsiness
- Fatigue
- Nausea

Non-pharmaceutical treatments have not improved since the 90s

The path to market for this device is appealing due to using technology from FDA Cleared devices along with the latest tech advancements.


PRIOR TECHNOLOGY
Wireless Rechargeable Next Gen Design

Image shows a computer-generated version of a device that is not yet available for purchase and is still in development. Statements describing the device's intended effects reflect the Company's design goals. The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

A non-pharmaceutical solution for anxiety, using technology from FDA Cleared devices.

DEMAND FOR ANXIETY TREATMENTS IS GROWING

DEMAND FOR ANXIETY TREATMENTS IS GROWING

Anxiety is crippling to the cognitive health of nearly 125M Americans. And that number is growing. The World Health Organization estimates that since 2020, the amount of people suffering with anxiety has increased 25% worldwide.

Large hardware technology firms often avoid the medical device category due to the compliance and scientific expertise required, leaving an opportunity for more nimble, specialized brands like TruBrain to build market share.


125M+
People who have anxiety


Neuroscience team
developed a Smart Wearable
FDA
Uses technology from FDA
Cleared devices

Non-pharmaceutical treatment

In as little as 30 minutes a day, customers will be able to positively impact their anxiety

Reset your brainwave state and introduce a calmer, clearer cognitive state with the click of a button

Image shows a computer-generated version of a device that is not yet available for purchase and is still in development. The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

How It Works

Solving The Anxiety Problem

Rather than relying on pharmaceutical drugs for anxiety, our device is designed to train the brain to operate more efficiently on its own, through targeted stimulation. The direct current targets very specific parts of your brain to support better blood flow and increased activity.



When you use the device, you're encouraging your brain to better address and manage anxiety.

Over time, TruBrain's Smart Wearable is designed to help your mind build stronger abilities to curb anxiety, so you can pave the wave to calm, balanced focus and access your brain's full potential. Gently nudge your brain with safe, micro electric currents to increase blood flow to key regions of the brain.

Your mind can be your most powerful ally, with the right tools and technology. Works well with other TruBrain products.





Image shows a computer-generated version of a device that is not yet available for purchase and is still in development.

Proven Tech

Thousands of Published Studies



TruBrain's Smart Wearable uses technology from FDA Cleared devices that has been tested rigorously and validated by decades of published research. The device uses neurostimulation that releases micro electric current to specific regions of the brain, known as transcranial direct current stimulation.

Published studies suggest that the technology increases blood flow, which activates neurons and enhances neurotransmitter activity. For healthy


adults, this method gently nudges areas of the brain.
In 20 minutes, you can curb anxiety and clear the runway to calm, balanced thinking.
Our device's mode of neurostimulation has been featured in thousands of published studies and uses a mode of neurostimulation found in FDA-cleared devices.

The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.



The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

Our team has spent considerable time validating our path to market. We believe that it is optimal for us to start as a Class II medical device for anxiety, versus Class III for depression. This allows us to save considerable time, money, and risk of Cranial Electrotherapy Stimulators achieving FDA Class III status.


A leading direct-to-consumer brand
We have over $25 million in lifetime sales

- Approved wearable prototype completed
- Featured by Bloomberg, CNBC & Forbes


$14M
$15M
$17M
$20M
$22M
$25M

Figures represent the Company's cumulative gross revenue as of the end of each fiscal year from 2020 through 2025, based on the Company's internal accounting statements. Past performance is not a guarantee of future results. References to an approved prototype refer to approval under the Company's internal product development process only. The TruBrain wearable has not received FDA clearance or approval and is not yet available for purchase

Steeped in the science of cognitive health

Our team is built and backed by science. We have embedded neuroscientists into everything that we do.



Strong investor support

We have the backing of VC firms that have invested in Uber, Airbnb, and Reddit, in addition to 2600+ investors like you!

Provider Network

Omni-Channel Path to Market

We distribute our products internationally through direct online sales, retail distribution, and an expanding provider network.

We have access to over 2 million healthcare professionals.

These healthcare professionals have the opportunity to carry, promote, and distribute our products to customers. This is one of the most common entry points for consumers when considering




the purchase of therapeutics and
supplements.

Customers 🖤 TruBrain

TruBrain customers come from all walks of life and work in nearly every profession. Members of the armed forces order TruBrain to more than 70 bases around the globe. Parents take TruBrain after a long day of work so they'll still have energy to read to their kids and help them with their homework. Writers, producers, and artists swear by TruBrain to boost their creative process. Our customers live in over 80 countries around the world. We work to offer compelling, proactive, healthy alternatives to low-performance packaged foods and over-stimulating pharmaceuticals.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success*

IN THE PRESS

We read minds. Literally.

At TruBrain, our focus is human performance, and our products are designed to enhance your brain's natural abilities. We bring high-performance food and beverage nutrition that delivers positive, measurable outcomes to mainstream consumers. Brainwave measurement is at the core of our origin as a company. We never claimed to be the smartest people on the planet, but we know some of the people who are – artists, surgeons, CEOs, and musicians. So we picked their brains, literally. We studied their thought patterns, their ability to handle stress, how they thought on their feet, and how they dealt with distractions. This led to the understanding of optimal brainwave patterns and the beginning of our journey to help people find their true brain.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success*





The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

OUR TEAM

Consumer Execs & Neuroscience Nerds

We're led by a visionary founder and veteran leadership with wide experience in neuroscience, healthcare, & consumer experience. Our CEO, Chris Thompson, has deep industry experience in consumer packaged goods - he managed billion dollar brands for Unilever, one of the largest CPG companies in the world. We use what we sell. Whether it is Chris testing Ketones during endurance training or Dr. Andrew Hill testing the latest neurotechnology in the EEG brain lab - we take it, we test it, we share it, we improve it. We have fostered a team whose collective efforts are all driven toward elevating the lives of our customers. Our purpose is to empower people to do their best thinking.



Chris Thompson is CEO and Director of TruBrain. Chris is a former brand manager at Unilever, where he managed brands in food and personal care, including Hellmann's Best Foods and Suave. Chris was one of the most successful brand managers in the history of Unilever. Before Unilever, Christopher managed consulting engagements for Fortune 500 clients, including Coca-Cola, the Wrigley Company, and Kimberly-Clark. Christopher has an MBA from Duke University and a BA in Economics from Georgetown University.



Justin Greely leads TruBrain's supply chain and core operations. Prior to TruBrain, he worked as a core team member at several startups, with a heavy focus in operations. He also spent time in-house with a Santa Monica Venture Capital firm after launching Steinberg Sports & Entertainment as COO & Co-Founder. Justin holds a JD from the University of California, Irvine and a BA from Loyola Marymount.


WORLD RUN

Victor Villaça concentrates on content marketing and community building for TruBrain. He began his career in early stage startups on the growth team of a Brazilian rideshare platform, where he developed and executed partnerships to support early user acquisition. Victor is also on the content marketing team at Red Bull, executing brand activations to further develop content and commerce. Victor has a BA in Business Administration from University of São Paulo.



Dr. Andrew Hill received his PhD in Cognitive Neuroscience from UCLA, focusing on how attention operates in the brain. He lectures at UCLA in the Undergraduate Education Initiatives program, teaching a course sequence gerontology and the neuroscience of healthy brain aging. Dr. Hill is published in measuring and modulating human attention, and continues to research self regulation. He has extensive experience working with clinical and research populations across many areas, including neurodevelopmental, inpatient and outpatient.

Built by neuroscientists



Dr. Aida Attar is a TruBrain alumnus who worked on new product development, clinical studies, and procurement. She received her PhD in Cognitive Neuroscience from UCLA, concentrating her primary work on Alzheimer's disease therapies. Aida worked with the Business of Science Center to facilitate the commercialization of faculty inventions. Aida received her BS in Neuroscience and Genetics from the University of Minnesota.



Dr. Alex Greven is a TruBrain alumnus who focused his work on research and new product development. Alex is PhD



neurosurgeon from Emory University. Alex is passionate about how technology can help make the world a healthier place, including data management and interoperability, machine learning, wearable tech, health policy, and medical devices. Alex has a B.S. in Neuroscience and Behavioral Biology, along with an MD/MBA from Emory University.



Alyssa Warth is a TruBrain alumnus who specialized in Ketone usage for athletic performance and recovery. She is a graduate of the UCLA Neuroscience Bachelor of Science program and has worked on multiple published ketone studies. She managed data analysis for multiple traumatic brain injury research laboratories along with publishing academic research in high impact neuroscience journals. She served as the President of the UCLA Undergraduate Neuroscience Department and founded a non-profit yoga program in West LA for both restorative and NeuroTrauma rehabilitation classes.



Roya Hashemi Rad is a TruBrain alumnus who graduated from the University of Southern California with a Masters degree in Neuro and Biomedical Engineering. Prior to her graduate study, she was a technical engineer in the medical device field. Roya's area of expertise is in biological signal measurement and processing, as well as computational neuroscience and statistical analysis.

> **We are excited to attack the anxiety market with our wearable technology by top neuroscientists.**
>
> @trubrain

WHY INVEST

Expand with us

Our customers asked us to work on a large barrier in their way of performance - anxiety. We are so excited to attack the anxiety market with our wearable technology by top neuroscientists. We believe this will offer a compelling alternative to pharmaceuticals that have many side effects and will further our reach and status as one of the leading brands in cognitive healthcare.

Our mission is to make high function solutions accessible to mainstream consumers. Our products deliver a material benefit in people's lives, and our role is to help them access these benefits. We believe the direct relationship with consumers is the most valuable component in the cognitive healthcare system, and we work to offer compelling, proactive health alternatives to low-function packaged goods and overly stimulating pharmaceuticals.

The expansion of our product portfolio to include wearables, and the ability to offer a personalized healthcare experience only furthers our standing as one of the leading brands in the space. We think that through our brand equity, technology, extensive press coverage, and market timing, we could scale to widespread acceptance.

Join us and say hello to your TruBrain

Join us and say hello to your TruBrain.



ABOUT

HEADQUARTERS
1401 21st St STE R
Sacramento, CA 95811

WEBSITE
View Site

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TERMS

TruBrain CF 2

Overview

PRICE PER SHARE
$0.43

VALUATION
$30.5M

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$449.78

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.58

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
46,511

MAX NUMBER OF SHARES OFFERED
11,627,906

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,789,693	$2,155,996

Cash & Cash Equivalents	$890,853	$1,524,584
Accounts Receivable	$0	$0
Short-Term Debt	$125,472	$248,689
Long-Term Debt	$195,000	$195,000
Revenue & Sales	$2,290,808	$2,408,637
Costs of Goods Sold	$1,081,171	$1,045,617
Taxes Paid	$0	$0
Net Income	-$243,086	-$50,208

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Perk

Previous Investors + Family & Friends: 10% bonus shares for investors from all three prior rounds.

Time-Based Perks

Early Bird: Invest any amount within the first 2 weeks and receive 5% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 — $1,000+ Investment: Product Bundle ($250 Value — Nootropic Capsules + Nootropic Drinks + Ketone XL + Nootropic Gummies + + Hydrate XL + Nootropic Pouches) + 10% lifetime discount

Tier 2 — $2,000+ Investment: Wearable Device + Product Bundle + 20% lifetime discount

Tier 3 — $4,000+ Investment: 5% Bonus Shares + Wearable Device + Product Bundle + Merchandise + 30% lifetime discount

Tier 4 — $10,000+ Investment: 10% Bonus Shares + Wearable Device + Investment Product Bundle + Merchandise + Beta test group access + 40% lifetime discount

Tier 5 — $25,000+ Investment: 15% Bonus Shares + Wearable Device + Investment Product Bundle + Merchandise + Beta test group access +

Annual CEO call + 50% lifetime discount

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Product Bundle Value: Nootropic Drinks ($25 value); Ketone XL ($29 value); Nootropic Gummies ($18 value); Hydrate XL ($15 value); Nootropic Pouches ($15 value); Nootropic Capsules ($149 value); Merchandise Value: $35 value

Wearable Device: $399 value; Note: The TruBrain wearable uses technology from FDA Cleared devices, but is not yet available for purchase. FDA clearance does not mean the device is guaranteed to be effective for every user. Launch timing is subject to change.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TriplePulse, Inc., doing business as TruBrain, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $43.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

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Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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truBRAIN

Wearable Tech for Anxiety

TruBrain is launching wearable technology for anxiety, built on technology found in FDA-cleared devices. Anxiety Market size of $11 Billion. Designed by PhD neuroscientists and notable European industrial designers. A brand with $25 million in lifetime sales. Featured in Forbes, CNBC & Bloomberg.

Invest

$0.43 SHARE PRICE

$449.78 MIN. INVESTMENT

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Using tech from
FDA
Cleared
devices
truBRAIN
Wearable Tech for Anxiety

The TruBrain wearable has not received FDA clearance; it uses technology found in devices that have received FDA clearance. The device is not yet available for purchase, and launch timing is subject to change.

Reasons to Invest

Proven Traction
$25 million in lifetime sales

Venture Funded
Backed by VCs that have invested in AirBnB, Reddit and Uber

Disrupt Pharma
Anxiety Disorders Market Size worth over $11 Billion; dominated by pharmaceuticals

Using FDA Cleared Tech
Using technology from FDA Cleared devices, avoiding costly path to market

Strong Investor Community
$4.5M+ previously raised and 2,600+ StartEngine investors

> **An elegant and innovative device using technology cleared by the FDA.**
>
> @trubrain

The TruBrain wearable has not itself received FDA clearance and is not yet available for purchase; it uses technology found in devices that have received FDA clearance.

With over 250+ reservations for our wearable device, we are approaching the launch of the device. The excitement is palpable and we have opened up the opportunity to invest prior to the launch of the device to allow for the community to get in prior to the product's potential success and help expand our production.



Designed by PhD Neuroscientists & notable industrial designers
Using tech from FDA Cleared devices
Wireless, waterproof, & rechargeable
Non-pharmaceutical solution, no prescription needed
Anxiety is a large, growing problem

Image shown is a computer-generated version of a device still in development. The wearable has not received FDA clearance.

Wearable tech can help improve how you exercise, sleep, and now.. how you think. Introducing the TruBrain wearable. The power to help fight anxiety with a non-pharmaceutical approach - all with the click of a button.



Powerful wearable technology for anxiety.

Target anxiety in a better, non-pharmaceutical way thanks to TruBrain. While most anxiety treatments involve Rx pills that carry side effects, our neuroscience team has built a smart wearable designed to help support your response to anxiety.

Invest

“

All by stimulating areas of the scalp?

That's incredible. That's amazing.

Joe Rogan with Dr. Andrew Hill

This testimonial may not be representative of the experience of other users and is not a guarantee of future performance or success. The TruBrain wearable has not itself received FDA clearance and is not yet available for purchase; it uses technology found in devices that have received FDA clearance.

Taking one of the leading brands in cognitive healthcare to new heights. **Join the team with $25M in sales.**


125 Million people in America suffer with anxiety each year
The pharmaceutical industry has kept a stranglehold on anxiety treatments that bring side effects, until now.


Anxiety impairs both working memory & cognitive processes
Anxious states consume considerable amounts of metabolic resources in the



brain, impacting the brain's attention, memory, and sharpness.

There are nearly 20 anxiety drugs on the market

Pharmaceutical drugs for anxiety come with debilitating side effects.

Common Side Effects

- *Agitation*
- *Dizziness*
- *Dry mouth*
- *Headaches*
- *Sexual dysfunction*

Non-pharmaceutical treatments have not improved since the 90s

The path to market for this device is appealing due to using technology from FDA Cleared devices along with the latest tech advancements.






PRIOR
TECHNOLOGY
Wireless
Rechargeable
Next Gen
Design

Image shows a computer-generated version of a device that is not yet available for purchase and is still in development. The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

Invest

Join Our Community to Learn More About TruBrain

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A non-pharmaceutical solution for anxiety, using technology from FDA Cleared devices.

DEMAND FOR ANXIETY TREATMENTS IS GROWING

Anxiety is crippling to the cognitive health of nearly 125M Americans. And that number is growing. The World Health Organization estimates that since 2020, the amount of people suffering with anxiety has increased 25% worldwide.

Large hardware technology firms often avoid the medical device category due to the compliance and scientific expertise required, leaving an opportunity for more nimble, specialized brands like TruBrain to build market share.


125M+
People who have anxiety



- Neuroscience team developed a Smart Wearable
- Uses technology from FDA Cleared devices
- Non-pharmaceutical treatment
- In as little as 30 minutes a day, customers will be able to positively impact their anxiety
- Reset your brainwave state and introduce a calmer, clearer cognitive state with the click of a button

Image shows a computer-generated version of a device that is not yet available for purchase and is still in development. Statements describing the device's intended effects reflect the Company's design goals. The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

How It Works

Solving The Anxiety Problem

Rather than relying on pharmaceutical drugs for anxiety, our device is designed to train the brain to operate more efficiently on its own, through targeted stimulation. The direct current targets very specific parts of your brain to support better blood flow and increased activity.





When you use the device, you're encouraging your brain to better address and manage anxiety.

Over time, TruBrain's Smart Wearable is designed to help your mind build stronger abilities to curb anxiety, so you can pave the wave to calm, balanced focus and access your brain's full potential. Gently nudge your brain with safe, micro electric currents to increase blood flow to key regions of the brain.

Your mind can be your most powerful ally, with the right tools and technology. Works well with other TruBrain products.

Proven Tech



Thousands of Published Studies

TruBrain's Smart Wearable uses FDA Cleared technology that has been tested rigorously and validated by decades of published research. The device uses neurostimulation that releases micro electric current to specific regions of the brain, known as transcranial direct current stimulation.

Published studies suggest that the technology increases blood flow, which activates neurons and enhances neurotransmitter activity. For healthy adults, this method gently nudges areas of the brain.

In 20 minutes, you can curb anxiety and clear the runway to calm, balanced thinking.

Our device's mode of neurostimulation has been featured in thousands of published


studies and uses a mode of neurostimulation
found in FDA Cleared devices.

The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.



The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

Invest

Our team has spent considerable time validating our path to market. We believe that it is optimal for us to start as a Class II medical device for anxiety, versus Class III for depression. This allows us to save considerable time, money, and risk while pursuing FDA clearance.


A leading direct-to-consumer brand
We have over $25 million in lifetime sales
Approved wearable prototype completed
Featured by Bloomberg, CNBC & Forbes
$14M
$16M
$17M
$18M
$19M
$25M

Figures represent the Company's gross revenue for fiscal years 2020 through 2025, based on the Company's internal accounting statements. Past performance is not a guarantee of future results.

Steeped in the science of cognitive health

Our team is built and backed by science. We have embedded neuroscientists into everything that we do.



Strong investor support

We have the backing of VC firms that have invested in Uber, Airbnb, and Reddit, in addition to 2600+ investors like you!

500 startups

start engine

SHERPA CAPITAL

Blue berry ventures

BRIGHTSTONE VENTURE CAPITAL

Provider Network

Omni-Channel Path to Market

We distribute our products internationally through direct online sales, retail distribution, and an expanding provider network.



We have access to over

2 million healthcare professionals.

These healthcare professionals have the opportunity to carry, promote, and distribute our products to customers. This is one of the most common entry points for consumers when considering the purchase of therapeutics and supplements.



Customers ♥ TruBrain

TruBrain customers come from all walks of life and work in nearly every profession. Members of the armed forces order TruBrain to more than 70 bases around the globe. Parents take TruBrain after a long day of work so they'll still have energy to read to their kids and help them with their homework. Writers, producers, and artists swear by TruBrain to boost their creative process. Our customers live in over 80 countries around the world. We work to offer compelling, proactive, healthy alternatives to low-performance packaged foods and over-stimulating pharmaceuticals.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success*



The TruBrain wearable has not itself received FDA clearance; it uses technology found in devices that have received FDA clearance.

IN THE PRESS

We read minds. Literally.

At TruBrain, our focus is human performance, and our products are designed to enhance your brain's natural abilities. We bring high-performance food and beverage nutrition that delivers positive, measurable outcomes to mainstream consumers. Brainwave measurement is at the core of our origin as a company. We never claimed to be the smartest people on the planet, but we know some of the people who are — artists, surgeons, CEOs, and musicians. So we picked their brains, literally. We studied their thought patterns, their ability to handle stress, how they thought on their feet, and how they dealt with distractions. This led to the understanding of optimal brainwave patterns and the beginning of our journey to help people find their true brain.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

OUR TEAM

Consumer Execs & Neuroscience Nerds

We're led by a visionary founder and veteran leadership with wide experience in neuroscience, healthcare, and consumer experience. Our CEO, Chris Thompson, has deep industry experience in consumer packaged goods — he managed billion dollar brands for Unilever, one of the largest CPG companies in the world. We use what we sell. Whether it is Chris testing Ketones during endurance training or Dr. Andrew Hill testing the latest neurotechnology in the EEG brain lab — we take it, we test it, we share it, we improve it. We have fostered a team whose collective efforts are all driven toward elevating the lives of our customers. Our purpose is to empower people to do their best thinking.



Chris Thompson is CEO and Director of TruBrain. Chris is a former brand manager at Unilever, where he managed brands in food and personal care, including Hellmann's Best Foods and Suave. Chris was one of the most successful brand managers in the history of Unilever. Before Unilever, Christopher managed consulting engagements for Fortune 500 clients, including Coca-Cola, the Wrigley Company, and Kimberly-Clark. Christopher has an MBA from Duke University and a BA in Economics from Georgetown University.



Justin Greely leads TruBrain's supply chain and core operations. Prior to TruBrain, he worked as a core team member at several startups, with a heavy focus in operations. He also spent time in-house with a Santa Monica Venture Capital firm after launching Steinberg Sports & Entertainment as COO & Co-Founder. Justin holds a JD from the University of California, Irvine and a BA from Loyola Marymount.


WORLD RUN

Victor Villaça concentrates on content marketing and community building for TruBrain. He began his career in early stage startups on the growth team of a Brazilian rideshare platform, where he developed and executed partnerships to support early user acquisition. Victor is also on the content marketing team at Red Bull, executing brand activations to further develop content and commerce. Victor has a BA in Business Administration from University of São Paulo.



Dr. Andrew Hill received his PhD in Cognitive Neuroscience from UCLA, focusing on how attention operates in the brain. He lectures at UCLA in the Undergraduate Education Initiatives program, teaching a course sequence gerontology and the neuroscience of healthy brain aging. Dr. Hill is published in measuring and modulating human attention, and continues to research self regulation. He has extensive experience working with clinical and research populations across many areas, including neurodevelopmental, inpatient and outpatient.

Built by neuroscientists



Dr. Aida Attar is a TruBrain alumnus who worked on new product development, clinical studies, and procurement. She received her PhD in Cognitive Neuroscience from UCLA, concentrating her primary work on Alzheimer's disease therapies. Aida worked with the Business of Science Center to facilitate the commercialization of faculty inventions. Aida received her BS in Neuroscience and Genetics from the University of Minnesota.



Dr. Alex Greven is a TruBrain alumnus who focused his work on research and new product development. Alex is PhD neurosurgeon from Emory University. Alex is passionate about how technology can help make the world a healthier place, including data management and interoperability, machine learning, wearable tech, health policy, and medical devices. Alex has a B.S. in Neuroscience and Behavioral Biology, along with an MD/MBA from Emory University.



Alyssa Warth is a TruBrain alumnus who specialized in Ketone usage for athletic performance and recovery. She is a graduate of the UCLA Neuroscience Bachelor of Science program and has worked on multiple published ketone studies. She managed data analysis for multiple traumatic brain injury research laboratories along with publishing academic research in high impact neuroscience journals. She served as the President of the UCLA Undergraduate Neuroscience Department and founded a non-profit yoga program in West LA for both restorative and NeuroTrauma rehabilitation classes.



Roya Hashemi Rad is a TruBrain alumnus who graduated from the University of Southern California with a Masters degree in Neuro and Biomedical Engineering. Prior to her graduate study, she was a technical engineer in the medical device field. Roya's area of expertise is in biological signal measurement and processing, as well as computational neuroscience and statistical analysis.

“

We are excited to attack the anxiety market with our wearable technology by top neuroscientists.

@trubrain

WHY INVEST

Expand with us

Our customers asked us to work on a large barrier in their way of performance - anxiety. We are so excited to attack the anxiety market with our wearable technology by top neuroscientists. We believe this will offer a compelling alternative to pharmaceuticals that have many side effects and will further our reach and status as one of the leading brands in cognitive healthcare.

Our mission is to make high function solutions accessible to mainstream consumers. Our products deliver a material benefit in people's lives, and our role is to help them access these benefits. We believe the direct relationship with consumers is the most valuable component in the cognitive healthcare system, and we work to offer compelling, proactive health alternatives to low-function packaged goods and overly stimulating pharmaceuticals.

The expansion of our product portfolio to include wearables, and the ability to offer a personalized healthcare experience only furthers our standing as one of the leading brands in the space. We think that through our brand equity, technology, extensive press coverage, and market timing, we could scale to widespread acceptance.

Join us and say hello to your TruBrain.

Invest



Join Our Community to Learn More About TruBrain

Enter Email | +1 Phone Number | Join

By clicking "Join" you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply;

Earn Bonus Shares

Loyalty Perk: Previous investors, family, and friends receive 10% bonus shares for investors from all three prior rounds.

Time-Based Perks

+5% BONUS SHARES

Early Bird

Invest any amount within the first 2 weeks and receive 5% bonus shares.

Invest

Flash Perk 1 — $1,000+

Invest $1,000+ between days 35–40 and receive 10% bonus shares.

Invest

Flash Perk 2 — $1,000+

Invest $1,000+ between days 60–65 and receive 10% bonus shares.

Invest

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Wearable tech for anxiety

by top neuroscientists

a non-pharmaceutical solution

For nearly 100 million who face it

Using tech from FDA cleared devices

from a venture capital backed company

With filed patents

and over $25 million in lifetime sales

Join us

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